Exhibit 99.1

QIWI Appoints Chief Financial Officer

NICOSIA, CYPRUS – June 27, 2019– QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced the appointment of Vladislav Poshmorga as Chief Financial Officer effective July 1, 2019. As Chief Financial Officer, Mr. Poshmorga will take over the responsibilities of interim CFO Varvara Kiseleva and report directly to CEO Sergey Solonin.

Vladislav has over 20 years of experience in finance. Most recently, Vladislav served as a Chief Investment Officer at Social Discovery Ventures, an international group of technology and software engineering companies. Previously, he held the position of Chief Financial Officer at S.P.I. Group (a leading international producer of premium spirits) and worked at investment banking and investment management functions at Salomon Smith Barney and Morgan Stanley in UK and Switzerland. Prior to that, he held different finance positions in London Forfaiting Company in Cyprus and Guta-Bank in Moscow.

Mr. Poshmorga received an undergraduate and master’s degrees in economics from Russian Peoples’ Friendship University in Moscow and MBA in finance from Johnson School of Management at Cornell University, USA.

QIWI also announced the appointment of Varvara Kiseleva as Deputy CFO for Capital Markets and Elena Nikonova, who previously served as Head of IFRS Reporting at QIWI, as Deputy CFO for Financial Reporting. Ms. Kiseleva and Ms. Nikonova will report directly to Mr. Poshmorga.

“Vladislav has held several challenging financial leadership roles and has excelled in many diverse businesses. I’m confident that Vlad’s leadership as part of our executive team and his broad expertise will help us grow and execute our strategy,” commented Mr. Sergey Solonin, QIWI’s Chief Executive Officer and Director. “I am confident that his experience will be invaluable to QIWI and I am pleased to welcome Vlad as part of our team.”

“I am very excited to become a part of QIWI team, have an opportunity to contribute to the growth and development of the Company. I look forward to leading a highly capable finance and corporate development functions and help to create value for the stakeholders of the Company,” stated Mr. Poshmorga.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.5 million virtual wallets, over 141,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 101 billion cash and electronic payments monthly connecting over 45 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com